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                                   EXHIBIT 4

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                                                                      EXHIBIT #4


FOR IMMEDIATE RELEASE

Microsoft contact: Christian DeNike, Waggener Edstrom
                   (206) 637-9097
                   edenike@wagged.com

Rational contact:  Kara Myers, Rational Software Corporation
                   E-mail (408) 496-3891
                   karam@rational.com

                   Mary Camarata or Jennifer Makowsky,
                   Samluk Communications, Inc.
                   (510) 736-8166
                   camarata@samluk.com

RATIONAL ACQUIRES VISUAL TEST FROM MICROSOFT

Redmond, WA, and Santa Clara, CA (October 2, 1996) -- Microsoft Corporation and Rational Software Corporation announced today that Rational has acquired Microsoft(R) Visual Test, a leading software quality automation tool. This acquisition will allow Microsoft to focus on development environments such as the Visual Basic(R) programming system, Visual C++(R) development system, and Visual J++(TM) development tool and Rational to focus on lifecycle tools for analysis and design, testing, documentation, and change management.

Visual Test is an automated testing tool that brings new levels of productivity to developers and testers and makes it easier for organizations to deploy mission-critical applications for the Microsoft Windows(R) 95 and Windows NT(R) operating systems and for the World Wide Web. Visual Test helps developers rapidly create tests for applications of virtually any size and created with any development tool. Microsoft has shipped more than 75,000 licenses of Visual Test since its release in 1992.

This product is available immediately from Rational worldwide. Current customers of Visual Test will continue to receive the same level of technical support from Microsoft for the next six months; paid support will continue for an additional six months. Future upgrades and support will be available from Rational. The first upgrade is scheduled for early 1997.

"Visual Test is a key element of Rational's strategy," said Paul Levy, chairman and chief executive officer at Rational. "Visual Test is a natural complement to our Rational Rose visual modeling tool, and it is


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a critical part of our plan for a complete suite of lifecycle tools that integrate with Microsoft Visual Basic, Visual C++, and Visual J++ for enterprise and Internet applications."

According to Bob Muglia, vice president, developer tools, at Microsoft, "Microsoft selected Rational because of its excellent record of working with the developer community. We are confident in Rational's ability to continue the development of Visual Test and support the large installed base of Visual Test users, including Microsoft's own development teams. Rational's continued evolution of the product will extend its support for component-based development. The combination of Rational and Microsoft tools provides a scalable end-to-end solution for enterprise and Internet application development."

VISUAL MODELING AND TESTING

The combination of the Rational Rose visual modeling tool and Visual Test represents a significant advance in software specification and verification. Finding and fixing defects early in the development process is vital for software quality and critical to reducing development time. Using
Rational Rose and Visual Test together enables development teams to begin testing during their projects' earliest iterations. Visual Test today supports testing of ActiveX(TM) Controls, which helps developers to ensure the quality of their applications while realizing the productivity benefits of component software.

SOFTWARE LIFECYCLE STRATEGY

Rational Software Corporation produces lifecycle tools that integrate with the Visual Basic, Visual C++, and Visual J++ development tools. Rational is licensing the Microsoft Developer Studio integrated development environment from Microsoft as a foundation for Rational's development tools for Windows. Visual Test is the only testing tool integrated into this framework. Developers using these tools can build applications and test them from within Developer Studio, resulting in reduced learning curves and higher productivity. Rational also intends to integrate its defect-tracking and change-management software with Visual Test.

PRICING AND AVAILABILITY

Rational Visual Test 4.0 is available immediately for $599 (U.S. price).
Please contact Rational at (800) 728-1212 or (408) 496-3600 (outside of North America) for more information. Additional information is available on the World Wide Web at http://www.rational.com/vtest.

TERMS OF AGREEMENT
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On October 2, 1996, Rational purchased from Microsoft Corporation the Microsoft
Visual Test product. The acquisition of Visual Test further extends the company's Windows 95 and Windows NT product lines. The purchase price of the Visual Test product consisted of a single $23 million cash payment, which will be accounted for using the purchase method. The company's earnings for the quarter ending December 31, 1996, will be reduced by charges and operating expenses associated with the acquisition of the Visual Test product, including an expected acquired in-process research and development charge to operations of between $15 million and $19 million, as well as increased marketing expenditures related to the promotion of the Visual Test product. As a result, the company will incur a significant net loss for the quarter ending December 31, 1996, and may incur a net loss for fiscal 1997. Amounts attributed to other purchased intangible assets will be amortized to operations over their estimated useful lives, which in most cases are two to four years.

Rational Software Corporation (NASDAQ:RATL) develops, markets, and supports a comprehensive solution for the component-based development of software systems, based on visual modeling and object technology. Rational's solution includes an integrated family of products that automate development throughout the software lifecycle, a software process that can be configured to the specific needs of customers, and a range of consulting and support services. For more information on Rational's products and services, visit Rational's Web site at http://www.rational.com.

Founded in 1975, Microsoft is the worldwide leader in software for personal computers. The company offers a wide range of products and services for business and personal use, each designed with the mission of making it easier and more enjoyable for people to take advantage of the full power of personal computing every day.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which statements are based upon current intentions and involve risks and uncertainties. Actual results and future actions taken by Microsoft or Rational could differ materially as a result of certain factors, including those identified below. There can be no assurance that the market for tools supporting component-based development will grow or that the companies will be able to respond effectively to the evolving requirements of the market; that Rational will be successful in integrating Visual Test into its family of software-development tools or in making other product introductions or enhancements on a timely basis; that Rational will be able to achieve sales of Visual Test at levels previously experienced by Microsoft; that the inclusion of Rational Rose technology in Microsoft products will have a positive effect on demand for Rational products; or that priorities of either Rational or Microsoft will not change in the future.

The word "Rational" and Rational's products are trademarks of Rational Software Corporation. References to other companies and their products use trademarks owned by the respective companies and are for reference purposes only.

For more information contact:

Rational Software Corporation
2800 San Tomas Expressway
Santa Clara, CA 95051-0951
Tel. (408) 496-3600 or (800) RAT-1212
Fax (408) 496-3636
Fax-on-demand (408) 496-3966
E-mail product_info@rational.com
http://www.rational.com